financial transparency. Frankfurt, 19 May 2014 Deutsche Bank
Investor Relations
1
Reconciliation of
reported to adjusted cost base
(non-GAAP) – 1Q2013 through 1Q2014
Non-Compensation
Compensation and
benefits
Adj. cost base
6,034 5,910 5,600 5,604 5,992
(in EUR m)
excludes:
Cost-to-Achieve 224 357 242 509 310
Litigation 132 630 1,163 1,111 0
Policyholder benefits and
claims
191 (7) 171 104 52
Other severance 10 42 14 2 27
Remaining 32 17 24 277 85
CIR (adjusted) 64% 72% 72% 85% 71%
Compensation ratio 38% 39% 38% 41% 40%
(2)
(4)
(3)
(1)
Note:
Figures may not add up due to rounding differences
(1)
Includes smaller specific one-offs and impairments
(2)
Includes impairment of goodwill and intangibles of EUR 79 m and a significant impact from correction of historical internal cost allocation
(3)
Includes impairment in NCOU
(4)
Adjusted cost base divided by reported revenues
Exhibit 99.2
3.5
3.2
2.9
2.7
3.3
3.1
3.7
4.3
4.9 3.1
6.6
6.9
7.2
7.6
6.5
1Q 2Q 3Q 4Q 1Q
2013
2014

financial transparency. Frankfurt, 19 May 2014 Deutsche Bank
Investor Relations
2
Reconciliations of reported to adjusted financial
measures (non-GAAP) – FY 2013
In EUR m (if not stated otherwise)
CB&S GTB DeAWM PBC C&A
Core
Bank
NCOU Group
Revenues (reported) 13,526 4,069 4,735 9,550 (929) 30,951 964 31,915
CVA / DVA / FVA¹
203 0 0 0 276 479 171 650
Revenues (adjusted) 13,729 4,069 4,735 9,550 (653) 31,430 1,135 32,565
Noninterest expenses (reported) 10,161 2,648 3,929 7,276 830 24,844 3,550 28,394
Cost-to-Achieve (313) (109) (318) (552) 7 (1,287) (45) (1,331)
Litigation (1,142) (11) (50) (1) (536) (1,740) (1,296) (3,036)
Policyholder benefits and claims
(460) (460) (460)
Other severance
(26) (6) (5) (8) (20) (64) (5) (69)
Remaining
0 (82) (38) (74) (94) (288) (62) (350)
Adjusted cost base 8,680 2,440 3,057 6,641 187 21,005 2,143 23,147
IBIT reported 3,159 1,107 782 1,555 (1,744) 4,858 (3,402) 1,456
CVA / DVA / FVA 203 0 0 0 276 479 171 650
Cost-to-Achieve
313 109 318 552 (7) 1,287 45 1,331
Other severance
26 6 5 8 20 64 5 69
Litigation
1,142 11 50 1 536 1,740 1,296 3,036
Impairment of goodwill and other intangible assets
0 57 14 7 0 79 0 79
IBIT adjusted 4,843 1,290 1,170 2,123 (919) 8,507 (1,886) 6,621
51% 14% 12% 23%
Total assets (reported; at period end, in EUR bn) 1,548 1,611
Adjustment for additional derivatives netting
(451) (458)
Adjustment for additional pending settlements netting and
netting of pledged derivatives cash collateral
(70) (70)
Adjustment for additional reverse repos netting/other
(21) (17)
Total assets (adjusted; at period end, in EUR bn) 1,005 1,066
Average shareholders' equity 56,080
Average dividend accruals (646)
Average active equity 20,237 5,082 5,855 13,976 (0) 45,151 10,283 55,434
1 Credit Valuation Adjustments/Debit Valuation Adjustments/Funding Valuation Adjustments
2 Includes CtA related to Postbank and OpEx.
3 Includes impairment of goodwill and other intangible assets and other divisional specific cost one-offs.
4 Includes netting of cash collateral received in relation to derivative margining.
5 Includes netting of cash collateral pledged in relation to derivative margining.
2
3
4
5